UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05329W102

(CUSIP Number)

Laurie Smiley, Esq.

Arian Colachis, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

July 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102
1.	Names of Reporting Persons Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,865,688(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 11,865,688 (1)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,865,688 (1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 8.1%
14.	Type of Reporting Person (See Instructions) OO

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 05329W102
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,792,100(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 10,792,100 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,792,100 (1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 7.4%
14.	Type of Reporting Person (See Instructions) OO

(1)For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 05329W102
1.	Names of Reporting Persons Melinda French Gates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 10,792,100 (1)

	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,792,100 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,792,100 (1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 7.4%
14.	Type of Reporting Person (See Instructions) IN

(1)For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 05329W102
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,865,688(1)

	8.	Shared Voting Power 10,792,100 (2)

	9.	Sole Dispositive Power 11,865,688(1)
	10.	Shared Dispositive Power 10,792,100 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,657,788(1)(2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 15.5%
14.	Type of Reporting Person (See Instructions) IN

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

EXPLANATORY STATEMENT

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, Par Value $0.01Per Share (the “Common Stock”) of AutoNation, Inc. (the “Issuer”).  Amendment No. 3 is being jointly filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”), to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on February 5, 2009, as amended on February 6, 2009 and February 24, 2010.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose.

Item 4.         Purpose of Transaction

This Amendment No. 3 reports an increase in the percentage of Common Stock beneficially owned by the Reporting Persons as a result of a decrease in the outstanding shares of the Issuer.  The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer after having obtained any prior corporate or other approvals they deem appropriate in connection with such acquisitions. The Reporting Persons may also at any time and from time to time dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire.  The Reporting Persons continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they may deem appropriate to maximize the value of their investment.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)           See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)           None.

(d)           None.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2010	CASCADE INVESTMENT, L.L.C.(1)

	By	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By	*
		Name:	Alan Heuberger(3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	*By:	/s/Alan Heuberger
Alan Heuberger

(1)This Amendment No. 3 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 5, 2009 and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on February 5, 2009, SEC File No. 005-40342 and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 6, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.